SilverCrest Appoints Manager of Corporate Communication

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, B.C. October 19, 2011 – SilverCrest Mines Inc. (the “Company”) is pleased to announce the appointment of Michael Rapsch as Manager of Corporate Communications. Mr. Rapsch will be based out of the Vancouver head office, and will report to J. Scott Drever, President of SilverCrest.

J. Scott Drever, President, stated, “SilverCrest’s rate of production at the Santa Elena Mine in Mexico is increasing, and we are aggressively moving ahead with the Santa Elena Expansion Plan including the Cruz de Mayo Project and further exploration and development at the La Joya Project in Durango. Accordingly, we feel strongly about communicating our growth strategies to a broader audience of investment groups and to our shareholders. We believe that Michael has the experience and relationships in the industry to raise awareness of SilverCrest’s corporate profile among these audiences."

Mr. Rapsch has more than seven years of experience as an investor relations professional. He will be responsible for management of all corporate communication’s activities, and will communicate the Company’s profile and production story to the investment community. In 2002, he founded and managed his own investor relations firm to create market awareness for mining and exploration companies in Europe. For the past five years, Mr. Rapsch was responsible for the investor relations and marketing programs for Pediment Gold Corp., a company that went from discovery to advanced exploration of its key gold asset in Mexico, and was acquired by Argonaut Gold in early 2011. Mr. Rapsch has a business administration and accounting education through BCIT and an equivalent University in Germany.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 -year life of the open pit phase of the Santa Elena Mine.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730
	Fax:	(604) 694-1761
“J. Scott Drever”	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.